UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G/A
Under the Securities Exchange Act of 1934
(Amendment No. 3)*
Orexigen Therapeutics, Inc.

(Name of Issuer)
Common Stock

(Title of Class of Securities)
68616404

(CUSIP Number)
12/31/10

(Date of Event Which Requires Filing of This Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐ Rule 13d-1(b)
☐ Rule 13d-1(c)
☑ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	68616404

1	NAME OF REPORTING PERSONS I.R.S. Identification No(s). of above person(s) (entities only) Scale Venture Partners II, LP 20-1965001

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	5	SOLE VOTING POWER

NUMBER OF		3,067,167*

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		3,067,167*

WITH:	8	SHARED DISPOSITIVE POWER

0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,067,167*

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

6.4%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN

*	Includes 49,722 shares one of the managing members of Scale Venture Management II, LLC, the general partner of Scale Venture Partners II, LP, has the right to acquire within 60 days of 12/31/10 pursuant to options outstanding to purchase shares of the Issuer’s common stock. Such managing member is deemed to hold the reported shares for the benefit of Scale Ventures Partners II, LP. Scale Venture Partners II, LP is deemed the indirect beneficial owner of the options.

Page 2 of 13 pages

CUSIP No.	68616404

1	NAME OF REPORTING PERSONS I.R.S. Identification No(s). of above person(s) (entities only) Scale Venture Management II, LLC 27-0110811

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

California

	5	SOLE VOTING POWER

NUMBER OF		3,067,167*

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		3,067,167*

WITH:	8	SHARED DISPOSITIVE POWER

0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,067,167*

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

6.4%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

*	Shares are held by Scale Venture Partners II, LP. Scale Venture Management II, LLC is the general partner of Scale Venture Partners II, LP. Includes 49,722 shares one of the managing members of Scale Venture Management II, LLC has the right to acquire within 60 days of 12/31/10 pursuant to options outstanding to purchase shares of the Issuer’s common stock. Such managing member is deemed to hold the reported shares for the benefit of Scale Ventures Partners II, LP. Scale Venture Partners II, LP is deemed the indirect beneficial owner of the options.

Page 3 of 13 pages

CUSIP No.	68616404

1	NAME OF REPORTING PERSONS I.R.S. Identification No(s). of above person(s) (entities only) Louis C. Bock

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	US

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,067,167*

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		3,067,167*

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	3,067,167*

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	6.4%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

*	Shares are held by Scale Venture Partners II, LP. Louis C. Bock, Kate Mitchell, Rory O’Driscoll, Mark Brooks and Sharon Wienbar are the Managing Members of Scale Venture Management II, LLC, the general partner of Scale Venture Partners II, LP. The Reporting Person disclaims beneficial ownership with respect to all such shares except to the extent of his proportionate pecuniary interests therein. Includes 49,722 shares the reporting person has the right to acquire within 60 days of 12/31/10 pursuant to options outstanding to purchase shares of the Issuer’s common stock. Such managing member is deemed to hold the reported shares for the benefit of Scale Ventures Partners II, LP. Scale Venture Partners II, LP is deemed the indirect beneficial owner of the options.

Page 4 of 13 pages

CUSIP No.	68616404

1	NAME OF REPORTING PERSONS I.R.S. Identification No(s). of above person(s) (entities only) Kate Mitchell

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	US

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,067,167*

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		3,067,167*

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	3,067,167*

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	6.4%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

*	Shares are held by Scale Venture Partners II, LP. Louis C. Bock, Kate Mitchell, Rory O’Driscoll, Mark Brooks and Sharon Wienbar are the Managing Members of Scale Venture Management II, LLC, the general partner of Scale Venture Partners II, LP. The Reporting Person disclaims beneficial ownership with respect to all such shares except to the extent of her proportionate pecuniary interests therein. Includes 49,722 shares one of the managing members of Scale Venture Management II, LLC, the general partner of Scale Venture Partners II, LP, has the right to acquire within 60 days of 12/31/10 pursuant to options outstanding to purchase shares of the Issuer’s common stock. Such managing member is deemed to hold the reported shares for the benefit of Scale Ventures Partners II, LP. Scale Venture Partners II, LP is deemed the indirect beneficial owner of the options.

Page 5 of 13 pages

CUSIP No.	68616404

1	NAME OF REPORTING PERSONS I.R.S. Identification No(s). of above person(s) (entities only) Rory O’Driscoll

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	US

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,067,167*

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		3,067,167*

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	3,067,167*

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	6.4%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

*	Shares are held by Scale Venture Partners II, LP. Louis C. Bock, Kate Mitchell, Rory O’Driscoll, Mark Brooks and Sharon Wienbar are the Managing Members of Scale Venture Management II, LLC, the general partner of Scale Venture Partners II, LP. The Reporting Person disclaims beneficial ownership with respect to all such shares except to the extent of his proportionate pecuniary interests therein. Includes 49,722 shares one of the managing members of Scale Venture Management II, LLC, the general partner of Scale Venture Partners II, LP, has the right to acquire within 60 days of 12/31/10 pursuant to options outstanding to purchase shares of the Issuer’s common stock. Such managing member is deemed to hold the reported shares for the benefit of Scale Ventures Partners II, LP. Scale Venture Partners II, LP is deemed the indirect beneficial owner of the options.

Page 6 of 13 pages

CUSIP No.	68616404

1	NAME OF REPORTING PERSONS I.R.S. Identification No(s). of above person(s) (entities only) Mark Brooks

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	US

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,067,167*

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		3,067,167*

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	3,067,167*

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	6.4%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

*	Shares are held by Scale Venture Partners II, LP. Louis C. Bock, Kate Mitchell, Rory O’Driscoll, Mark Brooks and Sharon Wienbar are the Managing Members of Scale Venture Management II, LLC, the general partner of Scale Venture Partners II, LP. The Reporting Person disclaims beneficial ownership with respect to all such shares except to the extent of his proportionate pecuniary interests therein. Includes 49,722 shares one of the managing members of Scale Venture Management II, LLC, the general partner of Scale Venture Partners II, LP, has the right to acquire within 60 days of 12/31/10 pursuant to options outstanding to purchase shares of the Issuer’s common stock. Such managing member is deemed to hold the reported shares for the benefit of Scale Ventures Partners II, LP. Scale Venture Partners II, LP is deemed the indirect beneficial owner of the options.

Page 7 of 13 pages

CUSIP No.	68616404

1	NAME OF REPORTING PERSONS I.R.S. Identification No(s). of above person(s) (entities only) Sharon Wienbar

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	US

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,067,167*

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		3,067,167*

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	3,067,167*

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	6.4%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

*	Shares are held by Scale Venture Partners II, LP. Louis C. Bock, Kate Mitchell, Rory O’Driscoll, Mark Brooks and Sharon Wienbar are the Managing Members of Scale Venture Management II, LLC, the general partner of Scale Venture Partners II, LP. The Reporting Person disclaims beneficial ownership with respect to all such shares except to the extent of her proportionate pecuniary interests therein. Includes 49,722 shares one of the managing members of Scale Venture Management II, LLC, the general partner of Scale Venture Partners II, LP, has the right to acquire within 60 days of 12/31/10 pursuant to options outstanding to purchase shares of the Issuer’s common stock. Such managing member is deemed to hold the reported shares for the benefit of Scale Ventures Partners II, LP. Scale Venture Partners II, LP is deemed the indirect beneficial owner of the options.

Page 8 of 13 pages

Item 1.
(a)	Name of Issuer
Orexigen Therapeutics, Inc.
(b)	Address of Issuer’s Principal Executive Offices
3344 N. Torrey Pines Ct., Suite 200 La Jolla, CA 92037
Item 2.
(a)	Name of Person Filing
Scale Venture Parnters II, LP; Scale Venture Management II, LLC; Louis C. Bock; Kate Mitchell; Rory O’ Driscoll; Mark Brooks; and Sharon Wienbar
(b)	Address of Principal Business Office or, if none, Residence
Scale Venture Partners II, LP: 950 Tower Lane, Suite 700, Foster City, CA 94404
Scale Venture Management II, LLC: 950 Tower Lane, Suite 700, Foster City, CA 94404
Louis C. Bock: 950 Tower Lane, Suite 700, Foster City, CA 94404
Kate Mitchell: 950 Tower Lane, Suite 700, Foster City, CA 94404
Rory O’Driscoll: 950 Tower Lane, Suite 700, Foster City, CA 94404
Mark Brooks: 950 Tower Lane, Suite 700, Foster City, CA 94404
Sharon Wienbar: 950 Tower Lane, Suite 700, Foster City, CA 94404
(c)	Citizenship
       Scale Venture Partners II, LP is organized in Delaware and Scale Venture Management II, LLC is organized in California. Each of Louis C. Bock, Kate Mitchell, Rory O’Driscoll, Mark Brooks and Sharon Wienbar are US citizens.
(d)	Title of Class of Securities
Common Stock
(e)	CUSIP Number
68616404
Item 3. If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:
               Not applicable
Item 4. Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount Beneficially Owned:
	Scale Venture Partners II, LP	3,067,167	(1)
	Scale Venture Management II, LLC	3,067,167	(1)
	Louis C. Bock	3,067,167	(1)
	Kate Mitchell	3,067,167	(1)
	Rory O’Driscoll	3,067,167	(1)
	Mark Brooks	3,067,167	(1)
	Sharon Wienbar	3,067,167	(1)
Page 9 of 13 pages

(b)	Percent of Class:
	Scale Venture Partners II, LP	6.4%
	Scale Venture Management II, LLC	6.4%
	Louis C. Bock	6.4%
	Kate Mitchell	6.4%
	Rory O’Driscoll	6.4%
	Mark Brooks	6.4%
	Sharon Wienbar	6.4%

(c)	Number of shares as to which the person has:
	(i) Sole power to vote or to direct the vote:

	Scale Venture Partners II, LP	3,067,167	(1)
	Scale Venture Management II, LLC	3,067,167	(1)

	(ii) Shared power to vote or to direct the vote:

	Louis C. Bock	3,067,167	(1)
	Kate Mitchell	3,067,167	(1)
	Rory O’Driscoll	3,067,167	(1)
	Mark Brooks	3,067,167	(1)
	Sharon Wienbar	3,067,167	(1)

	(iii) Sole power to dispose or to direct the disposition of:

	Scale Venture Partners II, LP	3,067,167	(1)
	Scale Venture Management II, LLC	3,067,167	(1)

	(iv) Shared power to dispose or to direct the disposition of:

	Louis C. Bock	3,067,167	(1)
	Kate Mitchell	3,067,167	(1)
	Rory O’Driscoll	3,067,167	(1)
	Mark Brooks	3,067,167	(1)
	Sharon Wienbar	3,067,167	(1)

(1)	Shares are held by Scale Venture Partners II, LP. Scale Venture Management II, LLC is the General Partner of Scale Venture Partners II, LP. Louis Bock, Kate Mitchell, Rory O’Driscoll, Mark Brooks and Sharon Wienbar are the Managing Members of Scale Venture Management II, LLC, the general partner of Scale Venture Partners II, LP. Includes 49,722 shares one of the managing members of Scale Venture Management II, LLC, the general partner of Scale Venture Partners II, LP, has the right to acquire within 60 days of 12/31/10 pursuant to options outstanding to purchase shares of the Issuer’s common stock. Such managing member is deemed to hold the reported shares for the benefit of Scale Ventures Partners II, LP. Scale Venture Partners II, LP is deemed the indirect beneficial owner of the options.
Item 5. Ownership of Five Percent or Less of a Class
          Not Applicable
Page 10 of 13 pages

Item 6. Ownership of More than Five Percent on Behalf of Another Person
          Not Applicable
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
          Not Applicable
Item 8. Identification and Classification of Members of the Group
          Not Applicable
Item 9. Notice of Dissolution of a Group
          Not Applicable
Item 10. Certification
          Not applicable
Page 11 of 13 pages

[SIGNATURE]
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: February 10, 2011

SCALE VENTURE PARTNERS II, LP			SCALE VENTURE MANAGEMENT II, LLC

By:	Scale Venture Management II, LLC, its General Partner

By:	/s/ Louis C. Bock		By:	/s/ Louis C. Bock
	Name:	Louis C. Bock		Name:	Louis C. Bock
	Title:	Managing Member		Title:	Managing Member

By:	/s/ Louis C. Bock		By:	/s/ Kate Mitchell
	Name:	Louis C. Bock		Name:	Kate Mitchell

By:	/s/ Rory O’Driscoll		By:	/s/ Mark Woods
	Name:	Rory O’Driscoll		Name:	Mark Brooks

By:	/s/ Sharon Wienbar
	Name:	Sharon Wienbar
EXHIBITS
A: Joint Filing Agreement
Page 12 of 13 pages

Exhibit A
EXHIBIT A
JOINT FILING AGREEMENT
          In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the Common Stock of Orexigen Therapeutics, Inc. and further agree that this agreement be included as an exhibit to such filing. Each party to the agreement expressly authorizes each other party to file on its behalf any and all amendments to such statement. Each party to this agreement agrees that this joint filing agreement may be signed in counterparts.
          In evidence whereof, the undersigned have caused this Agreement to be executed on their behalf this 10th day of February 2011.

SCALE VENTURE PARTNERS II, LP			SCALE VENTURE MANAGEMENT II, LLC

By:	Scale Venture Management II, LLC, its General Partner

By:	/s/ Louis C. Bock		By:	/s/ Louis C. Bock
	Name:	Louis C. Bock		Name:	Louis C. Bock
	Title:	Managing Member		Title:	Managing Member

By:	/s/ Louis C. Bock		By:	/s/ Kate Mitchell
	Name:	Louis C. Bock		Name:	Kate Mitchell

By:	/s/ Rory O’Driscoll		By:	/s/ Mark Brooks
	Name:	Rory O’Driscoll		Name:	Mark Brooks

By:	/s/ Sharon Wienbar
	Name:	Sharon Wienbar
Page 13 of 13 pages